Contacts: Lawrence P. Ward, CEO	CORPORATE INVESTOR RELATIONS
Margaret Torres, CFO
805-239-5200	www.stockvalues.com

206.762.0993

NEWS RELEASE

HERITAGE OAKS BANCORP THIRD QUARTER EARNINGS INCREASE 51%
TO A RECORD $1.8 MILLION

Paso Robles, CA - October 11, 2005 — Heritage Oaks Bancorp (Nasdaq: HEOP), the parent company of Heritage Oaks Bank, today reported record third quarter profits fueled by strong loan growth, excellent deposit growth, expanding net interest margin and solid asset quality. Net income increased 51% to $1.8 million, or $0.42 per diluted share, for the third quarter of 2005, compared to $1.2 million, or $0.28 per diluted share, in the third quarter a year ago. For the first nine months of 2005, net income increased 49% to $4.8 million, compared to $3.2 million in the first nine months of 2004.

“Over the past year we have continued to grow our balance sheet by attracting new deposits and building our loan portfolio to reflect more of a commercial loan mix. The success of these initiatives has energized the entire organization and generated double digit profit growth,” said Lawrence P. Ward, President and CEO. “Our efforts in reshaping the balance sheet continue to pay off, as we have been able to decrease the volume of time deposits as a percent of total deposits. Now more than 96% of our deposits are core deposits which helped to lower our cost of funds despite the general rise in interest rates.”

3Q05 Operating Highlights:

•	Net income increased 51% to $1.8 million.
•	Revenues increased 30% to $8.0 million.
•	Net interest margin improved 65 basis points to 5.80%.
•	Non-interest demand deposits increased 32% to $207 million.
•	Pre-tax income rose 53% to $2.9 million.
•	Return on average equity was 17.0% and return on average assets was 1.44%.
•	Net loans increased 19% to $366 million.
•	Non-performing loans were just 0.13% of total loans.

Operating Results

Third quarter revenues, consisting of net-interest income before the provision for loan losses and non-interest income, increased 30% to $8.0 million, compared to $6.1 million in the third quarter of 2004. For the quarter, net interest income before the provision for loan losses increased 31% to $6.6 million, compared to $5.1 million in the third quarter of 2004. Non-interest income increased 30% in the third quarter to $1.4 million, compared to $1.1 million the third quarter of 2004.

“Our net-interest income and deposit fee revenue reflect the strong loan and deposit growth we have generated over the past year,” said Ward. Interest and fees on loans increased 40% from the third quarter last year and 32% from the first nine months of last year.

For the first nine months of the year, revenues increased 25% to $22.2 million, compared to $17.8 million in the same period a year ago. Net interest income before the provision for loan losses increased 27% to $18.4 million in the first nine months of the year, compared to $14.5 million in the same period of 2004. For the first nine months of the year, non-interest income rose 15% to $3.8 million, compared to $3.3 million in the first nine months a year ago.

“Our present asset and liabilities mix is generating solid benefits from rising short-term interest rates, and as a result our net interest margin increased 65 basis points to 5.80% for the third quarter, versus a year ago quarter, and rose 12 basis points compared to the second quarter this year,” said Ward. The net interest margin for the first nine months of 2005 expanded 0.69 basis points to 5.68% from 4.99% a year earlier.
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HEOP third quarter earnings increase 51%
October 11, 2005

Non-interest expense in the third quarter increased 18% to $4.9 million, from $4.1 million in the third quarter a year ago. Non-interest expense in the first nine months of the year increased 12% to $13.9 million, compared to $12.4 million in the same period a year ago. The efficiency ratio, which measures non-interest expenses as a percent of revenues, improved to 61.07% for the quarter from 67.36% in the third quarter of 2004.

Third quarter pre-tax income increased 53% to $2.9 million compared to $1.9 million in the third quarter of 2004. For the first nine months of the year, pre-tax income rose 51% to $7.8 million, compared to $5.2 million in the first nine months of 2004. Income taxes increased in the first nine months of 2005, reflecting increased earnings, and the tax rate was 38% of pre-tax earnings compared to 37% of pre-tax earnings a year ago. The provision for income taxes was $1.1 million for the third quarter and $2.9 million for the first nine months of 2005, compared to $730,000 and $1.9 million for the same respective periods a year ago.

Profitability measures strengthened as return on average assets was 1.44% in the third quarter, a 38 basis point improvement compared to 1.06% in the third quarter a year ago. Return on average equity was 17.03% in the third quarter, a 341 basis point improvement compared to 13.62% during the same period in 2004.

Balance Sheet

Heritage Oaks’ assets increased 15% to $528.4 million at September 30, 2005, from $460.6 million a year earlier. Net loans increased 19% to $366.2 million at September 30, 2005, from $308.9 million a year ago. “The major components of the loan portfolio showed dramatic growth in the last year,” said Ward. “We increased commercial loans 42% to $65.5 million, commercial real estate loans 11% to $224.2 million and construction loans 28% to $76.2 million in the past year.”

The allowance for loan losses was $3.8 million, or 1.03% of net loans outstanding at September 30, 2005, compared to $3.1 million or 1.01% of net loans outstanding at September 30, 2004. For the first nine months of 2005, net charge-offs were $18 thousand, or 0.01% of net loans.

Total deposits grew 15% to $443.8 million compared to $384.9 million at September 30, 2004. “Deposit growth over the past year was very strong with non-interest bearing demand deposits leading the way, which increased 32% to $207.0 million,” Ward continued. “Our significant emphasis on deposit growth is bringing new customers to Heritage Oaks Bank and is providing sufficient funding to support our loan growth.”

Book value per share was $10.34 at September 30, 2005, compared to $8.96 per share a year earlier. Tangible book per share was $8.78 at September 30, 2005, compared to $7.21 a year earlier. Shareholders’ equity increased 19% to $42.9 million compared to $35.9 million a year ago.

Heritage Oaks Bancorp is the holding company for Heritage Oaks Bank. Heritage Oaks Bank has its headquarters plus one branch office in Paso Robles, two branch offices in San Luis Obispo, single branch offices in Cambria, Arroyo Grande, Atascadero and Morro Bay and three branch offices in Santa Maria. Heritage conducts commercial banking business in San Luis Obispo County and Northern Santa Barbara County. Visit Heritage Oaks Bancorp on the Web at www.heritageoaksbancorp.com.

Statements concerning future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods, constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to, increased profitability, continued growth, the Banks beliefs as to the adequacy of its existing and anticipated allowances for loan losses, beliefs and expectations regarding actions that may be taken by regulatory authorities having oversight of the Banks operations, interest rates and financial policies of the United States government, general economic conditions and California’s energy crisis. Additional information on these and other factors that could affect financial results are included in its Securities and Exchange Commission filings.

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HEOP third quarter earnings increase 51%
October 11, 2005

HERITAGE OAKS BANCORP
CONSOLIDATED STATEMENTS OF INCOME
(in thousands except per share date)

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest Income:

Interest and fees on loans	$7,179	$5,136	$19,794	$15,002
Investment securities	489	634	1,586	1,786
Federal funds sold and commercial paper	270	74	440	228
Time certificates of deposit	2	4	7	9
Total interest income	7,940	5,848	21,827	17,025

Interest Expense:

Now accounts	25	10	67	21
MMDA accounts	442	137	983	386
Savings accounts	29	21	71	68
Time deposits of $100 or more	103	61	276	180
Other time deposits	350	197	856	655
Other borrowed funds	398	371	1,201	1,211
Total interest expense	1,347	797	3,454	2,521

Net Interest Income Before Prov. for Possible Loan Losses	6,593	5,051	18,373	14,504
Provision for loan losses	170	75	530	280
Net interest income after provision for loan losses	6,423	4,976	17,843	14,224

Non-interest Income:
Service charges on deposit accounts	655	546	1,825	1,644
Gain of Sale of Securities	-	-		28
Other income	734	525	1,962	1,621
Total Non-interest Income	1,389	1,071	3,787	3,293

Non-interest Expense:
Salaries and employee benefits	2,532	2,068	7,188	6,242
Occupancy and equipment	600	644	1,853	1,907
Other expenses	1,743	1,412	4,820	4,210
Total Noninterest Expenses	4,875	4,124	13,861	12,359
Income before provision for income taxes	2,937	1,923	7,769	5,158
Provision for applicable income taxes	1,132	730	2,940	1,927
Net Income	$1,805	$1,193	$4,829	$3,231

Earnings per share: (See note #4)
Basic	$0.44	$0.30	$1.18	$0.81
Fully Diluted	$0.42	$0.28	$1.11	$0.76

See notes to condensed financial statements

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HEOP third quarter earnings increase 51%
October 11, 2005

HERITAGE OAKS BANCORP
CONSOLIDATED BALANCE SHEETS
(in thousands)

	30-Sep-05	30-Sep-04
ASSETS	Un-audited	Un-audited
Cash and due from banks	$23,033	$29,418
Federal funds sold	53,035	25,020
Money market funds	-	4,000

Total cash and cash equivalents	76,068	58,438

Interest bearing deposits other banks	298	598

Securities Available for sale	46,462	59,846
Federal Home Loan Bank Stock, at cost	1,864	1,579
Loans Held For Sale	7,694	2,489
Loans, net	366,158	308,886

Property, premises and equipment, net	10,730	9,902
Cash surrender value life insurance	7,635	7,065
Deferred Tax Assets	2,121	1,837
Goodwill	4,865	4,905
Core Deposit Intangible	1,590	2,126
Other assets	2,884	2,923

TOTAL ASSETS	$528,369	$460,594

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
Demand, non-interest bearing	$206,965	$157,283
Savings, NOW, and money market deposits	167,827	161,277
Time deposits of $100 or more	18,098	19,953
Time deposits under $100	50,879	46,360
Total deposits	443,769	384,873

FHLB advances and other borrowed money	28,000	28,500
Securities Sold under Agreement to Repurchase	2,057	566
Notes Payable	-	-
Junior subordinated debentures	8,248	8,248
Other liabilities	3,423	2,506
Total liabilities	485,497	424,693

COMMITMENTS AND CONTINGENCIES	-

Stockholders' equity
Common stock, no par value;
20,000,000 shares authorized; issued and outstanding
4,146,936 and 4,006,769 for September 30, 2005
and September 30, 2004, respectively.	28,925	23,901
Retained earnings	13,944	11,701
Accumulated other comprehensive income	3	299
Total stockholders' equity	42,872	35,901

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$528,369	$460,594

(1) These numbers have been derived from the audited financial statements.
See notes to condensed financial statements

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HEOP third quarter earnings increase 51%
October 11, 2005

HERITAGE OAKS BANCORP	QTD		QTD
	Sep-05		Sep-04
PROFITABILITY
Quarterly Net Income (in thousands)	$	$ 1,805	$1,193
Qtr EPS- Diluted	$	$ 0.42	$0.28
Efficiency Ratio%		61.07%	67.36%
Operating Expenses compared to Average Assets%		3.90%	3.66%
ROE- Return on Average Equity%		17.03%	13.62%
ROA- Return on Average Assets%		1.44%	1.06%
NIM- Net Interest Margin%		5.80%	5.15%
Net Interest Income compared to Average Assets%		5.27%	4.48%
Non-Interest Income compared to Total Net Revenue%		17.40%	17.49%

CAPITAL
Leverage Ratio%		8.78%	7.92%
Tier I Risk-Based Capital Ratio%		10.09%	9.53%
Total Risk-Based Capital Ratio%		10.99%	10.41%
ASSET QUALITY
Non-performing Loans compared to Total Net Loans%		0.13%	0.29%
ALLL compared to Total Net Loans%		1.03%	1.01%
Non-performing Loans as % of ALLL%		12.69%	28.72%
Net Loan Losses compared to Average Net Loans%		-0.001%	0.03%
Non-performing Loans compared to Primary Capital%		1.11%	2.51%

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NOTE: Transmitted on Business Wire at ______ PDT on October 11, 2005.